FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                    For the month of December 2003
                            11 December 2003


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Share Premium Reduction' released on 11 December 2003




                                                               11 December 2003


                       BRITISH SKY BROADCASTING GROUP PLC

                       Reduction of share premium account


British Sky Broadcasting Group plc (the "Company") announces that approval was granted by the High Court on 10 December 2003 for the reduction of the Company's share premium account by GBP1.120 billion, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The Court Order has been registered with the Registrar of Companies, giving effect to the reduction. The reduction has improved the presentation of the Company's balance sheet and will give the Company greater flexibility in any future distribution policy.

Enquiries:

Neil Chugani              Tel:       020 7705 3837

Andrew Griffith           Tel:       020 7705 3118

E-mail: investor-relations@bskyb.com


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 11 December 2003                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary